Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

The following contains excerpts of a transcription of a video posted to the US Airways’ employee website.

Pilot Session

[. . .]

Doug Parker: So we now have a standalone contract with the AFA. So that’s very good news. The other thing that happened, of course, while we were not having crew news is because of the AFA contract is we announced a merger with American Airlines. So that’s bigger news even than the flight attendant contract, which we’re extremely happy about as well. I’ll talk about that I’m sure a lot in response to questions so I won’t go on and on about it. You guys all know about and have read about it but I’m here to make sure we’re all answering questions that I can about it. For the longest time we were in here and I couldn’t talk as freely as I would have liked.

And thank you all for understanding that while that was going on, about what was going on because I wasn’t allowed to. But now it’s public and we can talk about it, which is good. And more importantly we can talk about it because it’s going to happen, which is really good. So anyway, like I said, we’ll talk about it a lot more as we go around in the next hour. But that obviously is another thing that’s happened. [. . . ] So to be able to product record profits in an economy that’s not a peak levels says a lot about how far we’ve come as a company. And the fact that we were able to do that while the company we’re merging with was in bankruptcy says a lot about how we were – about how we were able to get this done. There was – when we started this process – when we started the process of wanting to talk to American a lot of what we heard or read was of the U.S. Airways, you guys, you know, were American or U.S. Airways. But then all of a sudden they started seeing our results and comparing them to theirs and thought, oh wow, maybe we actually can do something with you guys. So thank you all very much for making that happen, not just the – I mean the operating performance was outstanding, continues to be outstanding. That made a huge difference, that made a difference in the financial performance, and the financial performance made a big difference in us getting this done, so. Thank you all very much.

And the result of the merger I think it’s going to be an airline that is one that we’re all going to be really proud of and proud to work for. Its finally, I can stop having the conversation that I’ve had in this room far too many times. I’ll say it again, hopefully for the last time, which is about how at U.S. Airways we didn’t have a network that could compete with United, Delta, and American. Couldn’t generate the same revenues. We could have the same costs but we wanted to have an airline that worked. We needed to have a cost advantage. The way we got a cost advantage was through labor rates. We can still have a company where we can pay more but we couldn’t pay what they paid, blah, blah, blah. You’ve heard it several times before. We can’t – I can’t make those – I can’t give that speech once we close this merger because we’ll have a network that can actually produce the same revenues as United and Delta. So therefore we are happy to have in place contracts that will get us to paying like United and Delta. So anyway, I feel extremely good about that. I didn’t – I gave that speech as many times as I did because I believed it and I thought it was really important and I thought it was important we all understood it. but I didn’t like giving it any more than you liked hearing it because I didn’t think it was – I know you all do as good or better jobs than your colleagues at those airlines and deserve to be paid as well as they are. And now we get there, so. I feel very good about that as a big part of the driver of our wanting to get this done. And I’m really, really happy that we’re able to get there, so.

The process still to unfold. We need to get government approval. Any merger of this size the United States government through the Department of Justice has to approve it. So we are in that process. American’s also in bankruptcy, then that process has to play out, of course. But our view is

American could be out of bankruptcy probably sooner than we will be able to get the antitrust authorities. So that’s the real long pole in the tent is getting DOJ approval of the merger. So that will – we’ve said we think that’ll be done in the third quarter of this year. It certainly should be done in the third quarter of this year. So the midpoint of the third quarter is sometime in September. So let’s just assume for sake of argument that sometime in September we close this. I don’t anticipate any issues, by the way, with Department of Justice. We had a – there was a senate hearing yesterday where I testified along with Tom Horton in front of the aviation subcommittee of the senate. They had a lot of good questions but we had a lot of good answers. This really is a transaction that makes all the sense in the world. We have two highly complementary networks, nine hundred routes, only twelve of them overlap. It allows us to compete with United and Delta who in our view actually creates a third competitor to two airlines that have a large advantage now, and that neither of us could do independently. So by putting us together you actually create a third strong competitor that can compete against those two strong airlines. So we feel really good about the fact that we will get approval.

The only issue is DC Slots, which we don’t think should be an issue at all but that’s for another day. I mean I’m happy to talk about that in response to questions but I just wanted to talk about whatever you guys want to talk about. But anyway, so those are the only questions really were about DC Slots so we’ll see where that goes. But just know that our view is that there’s certainly nothing in the law that would suggest we should give up any slots and further more you don’t want that to be your policy. I think it’s bad policy because we’ll just end up discontinuing service to small communities and someone like Jet Blue will come in and serve the same communities we already serve. So we’ll see where that goes. But that seems to be the only issue. So I believe we will be closing this transaction sometime in the third quarter. And I can’t imagine what would stop that from happening, so. Once that happens we’ll be on airline. Until that time, we’re two separate airlines. We can talk to each other about planning activities but we can’t actually implement anything. So we can’t start putting – we can’t have our schedules timed to theirs and things like that. We can do that as soon as we close and as soon as we do close we want to be ready to run. We’re in the process of getting people, teams of people from both airlines working together on planning so that when we do close we’re off and running on actually implementing. So I think – and the teams are working really well together which is nice to see when obviously this transaction came together in a way that wasn’t traditional. And therefore there were some – the management teams we were a little worried about how quickly we could get everybody working together but that worry seems to be unfounded. Everybody’s working great together, so we’re off and running there. And I expect by the time we close we’ll be ready to implement now.

As it relates to you all, and you guys have been through this enough that you know. Once the airline is one airline doesn’t mean we have fully integrated operations or anything close to it. We have to get to one FAA certificate, which again you guys could tell me this better than I can tell you but going through all that you need to do to get – all that we need to do to get all of you on the same certificate takes some time. It takes in general about a year and a half. So maybe we can do that a little faster but of course we have to do it right so we’ll take the time it takes and I think it’s probably safe to assume it’ll take a year and a half. So we close in September. It’ll be another year and a half after September before we actually have combined pilot workforce. But we obviously have already agreed with you about a contract that would go into effect on signing, on the closing of the merger. So that’s what I know about the merger itself. I know a lot more than that. I’m happy to answer questions but those are the relevant pieces I think in terms of timing. I should also note that I have the luxury of having a lot of help in the room today in addition to all the pilots that are here. I have a lot of management people. So hopefully I can answer every question you have. But thank you all for being here. Its, and, I’ll just close this. It’s a nice – I feel really good about how this has come together and tonight’s going to make it even better. I mean it’s really nice to go and just coincidentally be honoring people that have been here that long that have worked for this airline this long and to also be talking to you all today about this merger which I think’s going to make the company even stronger and allow people that want to work here as long as they want to. And hopefully we’ll have whatever it is twenty years from now we’ll have a dinner for people that have been here forty or forty-five years and it’ll be several hundred people because we now have an airline, or will have an airline that I am highly confident that’s going to be here for as long as you want to be here. I haven’t been able to say that for a long time. I’ve been telling you we’ve wanted to say that for a long time, want to have an airline where individuals know that they can build a career here, not just – not wonder if they can, not hope that they can, but know that they can. And we’re going to have that now. We’re going to have an airline that is the largest in the world and one that is going to be here as long as you all want to be here with it. It’s your choice if you want to be here or not, of course. But you don’t have to worry about whether the company’s going to be here when you’re making that decision, so. That’s been a goal of ours for a long time and I feel really good about being able to deliver on that goal. So with that said, questions…? Oh, I missed the famous Debra Thompson who a lot of you probably know. Debra is just in from Bangkok she tells me. I don’t know why she was there. She was there with Air Bus. But anyway, Debra’s in our safety organization and does a lot of our emergency response stuff. Okay, who has a question? [Laughter] We can adjourn. I told you I could answer every question. Yes sir…

Audience Question: It’s just a simple question about that new American Airlines paint scheme.

Doug Parker: It’s not that simple.

[Laughter]

Audience Question: No

Doug Parker: Go ahead.

Audience Question: That’s not the one, is it?

[Laughter]

Doug Parker: That’s a loaded question. It’s one of these issues we’re going to have to work through and we haven’t worked through yet. There are a number of things we have to do coordinate. We’ve got a lot of our airplanes we have to paint now. So we got to decide how we’re going to paint those. We won’t need to decide that until September. So we have to come to some conclusion or resolution on this. And I really don’t know the answer. We haven’t come to that conclusion yet. It may very well be we keep deliveries in place. It may be that we decide to do something different. But we just don’t know yet. Okay, good talking to you guys.

[Laughter]

Audience Question: Okay, the only – the second part of another question I had was with the merger coming of American obviously you’re going to be looking at the travel policies between both airlines. And my hope is to put a thought in your mind that might persuade you to consider something like Delta did with the merger. They allowed children to continue to travel after age twenty-four I think it was on a standby basis for lifetime but they travel after age twenty-four unlike an assay for some other code down further. But whereas our children right now lose their travel privileges forever at Delta they continue. And if a seat’s available its available. My thought is why not offer something like this like Delta does to the employees of both American and U.S. Air.

Doug Parker: Okay, we’ll look at that as we look at the entire coordination of the non-rev benefits which is there are a lot of things complicated in a merger but that – nothing gets people more excited than that. I remember from the last time. And we’re going to have the same issue, by the way, this time. I don’t know why I chose to raise this but anyway, remember last time America West was on kind of a first come first serve policy and U.S. Airways in on the seniority and we stayed with the seniority level. American Airlines is on this first come first serve policy, so. I guess I don’t know why I raised that in this room but I’m kind of an idiot so I did. We’re going to have to cross that bridge at some point too and I don’t know – so anyway. But my point is this, we’re going to have to look at all – we will have one non-read policy. I don’t know what it’ll be. We will go look at what others do. We’ll look at what is in place at both airlines and we’ll try to take something’s that’s the best of the best. But there’s – I know because they’re different that some people are going to view it as being worst. But we’re going to have to figure that out. I have no answers. I haven’t looked at any of it yet. I just I do know that one problem is going to come check in.

Audience Question: Good business! A couple things, the employees at the OCC wanted me to ask you when you might know what you’re going to do with the OCC building because they’re thinking they may or may not be offered jobs in Dallas.

Doug Parker: Right

Audience Question: And the other two questions are, of course, you’re dealing with two totally different corporate cultures. Yours is more western style, loosey goosey, which I like. They’re a little more conservative over there so I hope we go with your style. But …

Doug Parker: Loosey goosey…[Laughter] That’s my favorite description of our management style but go ahead.

Audience Question: Yeah, I won’t live that one down, I guess, but go easy on me Ed. And I know we’ve got the two other things economically is they’ve got a huge pension obligation that you’re assuming. And I was reading in the Wall Street I guess the obligations even gotten worse in the last year. It’s like looking like twenty-one billion or something. They stated I guess that’s quite an obligation we have to take on each year of payments. So I was wondering if that’s going to be a big concern. And also it seems to be a gray area, and I’ve tried to get answers but nobody seems to really give a clear answer of the thirteen and a half percent equity that the American pilots get. Is that going to be equity combined with the two companies when they come out of bankruptcy? So those are my questions.

Doug Parker: Sure, okay, let me try and remember them. I’m still stuck on loosey goosey. [Laughter] I’m sorry. I remember the pension. What was the first one, the pension and the…

Audience Question: OCC

Doug Parker: OCC, thanks, okay. Yeah, alright, well thank you. The OCC, yeah, we have our OCC in Pittsburgh and American has theirs in Dallas just like the last merger we – OCCs end up being like headquarters. They’re large. You need one and you have two when you merge and I’m like most of the operating areas where you merge and you need to keep everything. You don’t need, nor do you want two OCCs. So we’ll need to consolidate at some point in time. Now we won’t do it until one certificate. So it’s at least, again, a couple years from now. And we will go through a process of determining what’s the best one to have at that time. But anyway, I’m talking to you but if I was talking to people in the OCC what I’d tell them is that if we were betting right now it’s only fair to tell people that, you know, Dallas has a bigger center and is more likely than not that you’d move there. But that’s not what happened last time and it may not happen this time. Who knows. I don’t want to prejudge it. But I also don’t want to delude people into thinking that, oh, don’t worry about it. its – we’re going to keep it in Pittsburgh because if I was going to bet right now my guess is it would – the jobs would move to Dallas.

But what I’d also tell those people is if indeed that happens, and again it’s a long way off, we will work through transition. And again, it doesn’t close on one day either. You transition jobs down. And all those people would be offered jobs in Dallas. If they want to take them we take care of them well. So that’s what’ll happen. When it happens either way. Is it worth going to Dallas or going to Pittsburgh, same thing. So much like happens with headquarters, we’re going to close the Phoenix headquarters, and people are going to move to Dallas or be taken care of. So that’s the situation with the OCC. The pensions – through the American bankruptcy the pensions were frozen, not terminated. So yeah, the new company has that liability. It doesn’t grow because no one is accruing any new pension benefits and no one is – no one that’s hired has pensions, etc. But what was in place was frozen. So that liability is there. It’s just owned by the new company. We will need to meet that obligation. It’s not as big as you say, nor is it growing. I don’t know where you saw that in the Wall Street Journal or . . . .

Audience Question: That was like two weeks ago.

Doug Parker: As the market does well, which the market’s doing well now, actually the obligation tends to lower because that’s how the obligation’s funded. You invest in marketable securities so they can meet the obligations. So anyway, no one’s told me that the obligation’s grown and my guess is we actually went and did the analysis. Now, it’s smaller than when we did the acquisition because the stock market’s done well. But that’s probably not a huge issue. But the real issue is, yeah, we have that obligation. We know that. We’ve assumed it as part of the whole transaction. You know, when we decided how much each company gets in terms of putting the two companies together we got twenty-eight percent and they got seventy-two percent. They got less than they would have gotten because they have that liability with them. And had they not had that liability they would have gotten more than seventy-two percent. So they paid for it in the merger. And then as it relates to the stock, yeah, the stock that’ll go to the employees of American comes out of American seventy-two percent a share, not out of our share.

Audience Question: Okay.

Doug Parker: Alright.

Audience Question: Well, good luck with the culture change.

Doug Parker: Loosey goosey…[Laughter] Professional but more casual. I don’t know, yeah. It’s not that different. It really isn’t. They got a really good group of people there that are hardworking, professional people that we’re working well with so far. So I don’t think it’s going to be a huge culture shock. We do – we are different in terms of style but you know people adapt to styles. What else, someone in the back?

Audience Question: Zach Hershburg here in Charlotte.

Doug Parker: Hi Zach.

Audience Question: Over here…

Doug Parker: You scared me.

Audience Question: I’m one of the younger guys of the pilot groups, big shocker. So on behalf of kind of the young group I really do appreciate this American thing for the young guys. It’s a very good thing in the future.

Audience Question: A two part question, I’m originally from Arizona so my first question is with the whole American merger, do you see Phoenix shrinking dramatically? Do you see it staying the same? And second question is operationally, what do you see the future of the new American? Is it – I worked for an airline before here and it was web-based and all that kind of stuff. Do you see something like that coming to us? Are we going to kind of stay…

Doug Parker: A web-based airline…?

Audience Question: It was pretty cool. But do you see something more on the progressive side like that?

Doug Parker: Yeah

Audience Question: Or, do you see us kind of staying what American does, cat crew? I mean what do you see kind of operational-wise?

Doug Parker: Okay, first off, as it relates to Phoenix. Phoenix is a huge part of the current U.S. Airways system, does well for us, and will be a huge part of the American Airlines systems. There’s – for all the reasons that make sense in the U.S. Airways system, it makes as much or more sense as probably the new American. American doesn’t have a real connecting hub west of Dallas or Chicago. And they have Los Angeles, of course, but Los Angeles is primarily running up and down the West Coast and then feeding some transpacific stuff. So Phoenix is the primary west coast hub for the new airline and will be. And like I said, I mean Phoenix has gotten to be a huge city now and one that can and will support a hub. So I think it’s good for Phoenix, good for the state of Arizona, and good for all the people that fly in and out of there because they’re now going to have a lot more places to connect to. On the technical operations stuff, I don’t know that we know the answer to that yet. Here’s what I think in terms of integration. We need to make sure we do this integration in a way that gets us integrated safely and efficiently and quickly. What I think we’re all going to need to recognize is, because what we learn in the America West/U.S. Airways transition for things like the RES systems if you try and take the smaller airline systems and put it on the bigger airline it’s a lot riskier than taking the big airline systems and putting them on smaller airlines.

So again, I don’t know what that means for you all so don’t take that the wrong way. But in general, I think what we’re going to see in the integration is we’re going to be trying to – and again, this is complete plagiarism from Delta who said these words to me – adopt and go, take the bigger systems and put them in place with a smaller airline and just go. We can always decide later that, okay, now we can make that even better. But trying to say, well gee, I don’t like this, this, and this, and here’s airline A has this system and airline B has B system but here’s system C. . . It’s even better than both of those. So let’s teach all these people a new system. You know when you’re trying to do a lot of other things it’s generally not the best way to do it. So we’d probably even if we knew there was a better system out there we’re going to try and get everybody adopted onto one end, and then one day migrate to the newer system. And again, I say that as a global statement. It may not make sense in certain areas. But in general I think that’s what we’re going to see.

Audience Question: With the future of this audience especially, airplanes, Boeing, Air Bus, Future Buys, and integration, do you have a game plan beyond September as to what you envision for the company?

Doug Parker: Sure. Well, what I can tell you is this airline has a lot of airplanes and a lot of airplanes coming. So that’s known. I mean that’s going to happen. Combined including the regional fleet, there’s like fifteen hundred airplanes in this new American Airlines, which is a staggering number. Combined between the two airlines there are six hundred airplanes on order. Now don’t take that to mean we’re going to have twenty-one hundred airplanes because we’re not. Most of those will be replacements. But American has a huge order, of course, for a 320-family aircraft and they also have a big Boeing order. We have the airplanes we already had on order. And combined, again, its six hundred airplanes. Now, like I say, most of that could actually, I think, theoretically all be replacement. I can’t imagine it will be but we have a number – we put our order in place to phase out older aircraft. They put their order in place to largely phase out – they got a bunch of old MD80s that need to go away. So that’s one possibility. I think the more likely possibility is those airplanes end up being growth airplanes but we’ll see. That’s going to depend on market conditions and how things work but I wouldn’t expect some sort of . . . its not going to be kind of sort of wild growth and we’re going to go open yet another hub. It’ll just be that things are going well, when we put together it does actually have growth in it because the fact that they fly to Colorado Springs and we don’t means maybe it makes sense to fly from Phoenix to Colorado Springs, which we don’t fly to now. The fact that they fly to Rochester, Minnesota and we don’t maybe makes sense for us to fly there. The fact that we fly to, oh, Hilton Head and they don’t maybe makes sense to fly from Dallas there, all sorts of things. Those kinds of routes might make sense. You just a lot of spokes now that may have other hubs that make sense but we’re not going to go do what other airlines have done in the past and think, well, this is working really well, let’s go try it in some place, some new city.

So but anyway, a long way of me saying I don’t exactly have the answer but what I know is we have tons of flexibility for growth. We don’t have much flexibility to downsize because airplanes are coming. That’s okay. We don’t think we need to downsize. We’ll have some ability to do that but it’s not much. But we do have the ability to either stay about the same size, about fifteen hundred airplanes or to grow significantly. And I don’t expect we’ll grow significantly but we do have the ability to grow nicely, moderately as the economy grows, and particularly internationally. We do – I think there’s just a huge opportunity. I don’t want to begin to give promises because I don’t want to get people excited about things and have it not materialize. But what I know is between the two airlines now there’s just a lot more international opportunities. Both the American existing system already had some and now it has more because of us. Ours had some, now it has more because of them. And together you can create even more. So I think there’s the modest, domestic growth opportunities and some pretty large international growth opportunities. But we’ll see. Right now we’re going to get them together. That’s job one.

Audience Question: So quick follow-up to that…

Doug Parker: Yeah…

Audience Question: American right now has – I don’t know how many 777s they have but its somewhere north of sixty I think. They have a couple that are coming soon. They have like a hundred 787s firm in options total. I mean that’s a lot of airplanes. We have some – the 350s I guess, can you talk to what do you feel the 350s – are they still going to come? Do you think that order could be cancelled? And even the 330s, I mean we have a very small fleet of those. I mean you’re talking a hundred 787s, and almost seventy 777s, do we really need them?

Doug Parker: They’re coming so I hope so. No look, there’s a lot of retirement still that could come. They have seven sixes we have seven sixes, and other aircraft could be retired as those new airplanes come in. So it’s not as much growth as just looking at the growth airplanes. A lot of those can and will be replacement aircraft. But you’re right. There are too many international airplanes, large airplanes coming for them all to be replacement. There’s a lot of growth, but that’s good because we have a lot of growth opportunities. So I think we’ll need all those. On the 350 itself we have a commitment to Airbus to acquire 350s. So yeah, expect certainly as we’re standing here today, I think we’ll end up taking those. Now who knows what happens between now and that airplane shows up and what we might be able to work out with Airbus, if we decide that’s not the right airplane now for this new airline. Can we work on something else? But we would need to work out commercial terms with them because we have a commitment. We have a firm commitment to take those airplanes that we will honor or renegotiate and we haven’t negotiated yet or even begun to think about renegotiating it. So right now the answer is, yeah, we’re going to take those airplanes. But that, of course, it’s far enough out that if we decided that just doesn’t make sense for the new airline I’m sure we could work something out with Airbus but we would need – it would need to be on their terms as well. We can’t cancel it because we want to cancel it. Anything else…? Alright…

Audience Question: Hi Doug, Jeff Thomas, FCTI here in Charlotte. I have a comment and a question. The comment is I appreciated your answer to Senator Schumer in the committee hearing yesterday when he asked about giving up the slots at DC. And it was a resounding no and it should be. So I appreciate that.

Doug Parker: Thanks

Audience Question: The question is you had alluded to the two OCCs, the two headquarters, what about training centers? What do you see as far as the future of the training center here particularly in Charlotte? And geographically, how much is closer to Chicago than Fort Worth is or New York and Miami. So what do you see regarding that expansion here or…?

Doug Parker: Okay, that I certainly don’t know. Maybe Ed and Lyle have done more thinking than I. I know they’ve done more thinking than I have. But maybe they have a stronger view than the last I’d heard. But flight training centers are a lot different than an OCC. There are airlines that have more than one flight training center of course, and we’re one of them. So it does – and there is – you need a lot of – it’s not easy to consolidate them either because you need sim bays and things like that. So when you have them its shutting down a flight training center is not an easy thing to do because you built this facility to be just that kind of facility. So having said that its nothing like headquarters or OCC. So it certainly could be conceivable that over time we have all the flight training centers that exist today but I just I don’t know. It may also be that we decide to consolidate. Do you guys have a view? Ed has a view. He’s asking for a mic.

Ed Bular: Yeah. It’s very much like what we went through with the America West/U.S. Airways merge. It’s one thing if you’re starting with a blank piece of paper and say how – where would I put a training center. That’s not the situation. The cost analysis is totally different when its already existing. The other thing to keep in mind is mergers create training so we’re going to have a lot of training to do. And you guys, most of you have been through a merge. You know everybody has to train to new policies and procedures. Plus, on top of that we have the age sixty-five bubble that we have to go through for five years, which is significant in both carriers. So there’s a tremendous amount of training pressure on us as an industry and in particular U.S. Airways and the new American. So we’re going to need a lot of capacity. Where that all fits, that analysis has to take place yet.

Doug Parker: Okay, fair enough, but we’re going to need a lot so it’s hard to imagine you start shutting down the existing centers. Fair enough! How many pilots retire in the next five years of the two airlines? Do you guys know that number yet?

Unidentified Male: In ten years over like five thousand…

Doug Parker: Ten years over five thousand – that’s a lot of pilot hiring, yeah, and a lot of training of course. So we’re going to need to do a lot of it. Okay, but thanks for raising the Schumer question. It’ll give me a chance to get on my bully pulpit, my new pet peeve that you guys – well, you can just help by letting me rant but then more importantly you can go rant to others and let people know about this because you all are influential out there. So anyway, here’s the deal. We are – as I said at the outset, we’re going to put these two airlines together. We have to go through antitrust approval. There is nothing close to illegal about the concentration of slots that the new airline will have at Reagan. We’ll be about two-thirds of the total slot portfolio there. For example, when Delta and Northwest merged they had to give up like whatever, whatever Southwest bought; essentially United’s operation at Newark. But the combined operation at Newark is still eighty something percent Continental. So there’s nothing that says, you know, an antitrust law, oh gee, two-thirds, that’s too much concentration at one airport. So that’s not an issue to begin with. Furthermore if you look at it on the right measure, not slots but actual seats because we serve so many small communities out of DC that other airlines don’t serve, we’re only about half the seats. So we’re really about fifty percent of the actual capacity. If you look at the true market which isn’t just Reagan, but BWI and Dulles we’re about twenty-five percent, actually smaller than United, about the same size as Southwest.

Having said all that, Jet Blue’s out there arguing we should divest slots. And what I was trying to impress on people yesterday was if indeed you disagree with all that and the justice department does take some of our slots, here’s what’s going to happen. You’re going to take our slots and we’re now going to have fewer. I just told you guys we want to fly everywhere we fly today. We want all the planes. We want all the people but we can’t do that if we don’t have all the slots that we currently have. So if you take away some of our slots we’re going to have to reduce flying out of DC. And if we have to reduce flying we’re going to reduce it to the place we make the least money, which is going to be the smallest communities. And you’re going to go give them to Jet Blue who’s going to fly to Orlando and Boston and LaGuardia, all the places we already serve with tons of service or someone else serves. So all you’re going to do is just get more service to cities that already have a ton of service and you’re going to take it away from places like Iceland or Des Moines. I don’t know where, by the way, because we haven’t done this analysis. But we’ll have to cancel something and we’re not going to cancel an Orlando. We’re going to cancel something that’s much smaller than that and they’re going to add an Orlando. So I think it’s terrible policy. First off, it’s not the law so anyone that’s doing this is doing it because, well, I know it’s not the law but you know you guys are asking so it’s the policy decision we want to make. As a country we just think there should be more low cost carriers in DC. So that’s our policy decision; it’s a terrible policy decision because it’s going to result in worse service to the country because you’re going to have more planes flying to big cities and not as many to the small cities. So anyway, there’s my rant. Feel free to use it anywhere you can. [Laughter] That really is the only fight we have left on this deal but it’s a big one. And these guys are trying hard to get our slots. Yes sir…?

Audience Question: Yes, Jim…

Doug Parker: I know I remember from the last time you talked.

Audience Question: Yeah, I know you’re running out of time. But I was just curious there’s a few things pending that I’ve read in the papers that could – I don’t know if it’s going to slow down the merger process or not but that woman in the justice department complained about the salaries thing and then you got the Delta objecting about wanting their roots back with authority with Brazil. And then you got the Nickelai thing trying to slow the process down possibly. I don’t know. I was just curious if these possibilities of those things could slow this thing down.

Doug Parker: Yeah, I’m not concerned about any of those things slowing the process down. The U.S. Trustee objecting to the American pay is between them but our lawyers tell us that that won’t slow down the process. The judge will consider the objection, probably - most likely - disagree with the U.S. Trustee and approve it. But if indeed he doesn’t then American is going to figure out something else out. But it won’t slow down the bankruptcy. The Brazil route authority case is not related to the merger whatsoever. They’re just making the argument now that the U.S. Airways case from Charlotte should be considered in the whole, in everything we’re going to have and why would you possibly give it to U.S. Airways because you’re really giving it to American because we had a really strong case, we thought, given how small we were there. But that’s not as valid a case anymore. That’s Delta’s point but that’s completely separate from the merger process. It’s not part of the bankruptcy or merger approval process. And then the Nickelai case will have absolutely no impact on closing the merger or not.

Audience Question: Alright, thanks for coming.

Doug Parker: Thank you. Alright, time for one last one, is there one last one? Oh, I sense a question about Piedmont coming up.

Unidentified Male: Imagine that!

[Laughter]

Audience Question: How are you? I’ve been quiet.

Doug Parker: Good to see you. No, no…

Audience Question: I’ve been quiet for a long time now…

Doug Parker: I know. How are you?

Audience Question: …about that anyways. John Pfeiffly– I’m a senior check airman here for Piedmont Airlines. [. . . ] So now the thing is the plan, you know, something we’re going to have to get for us maybe to get a little bit bigger, better, or some kind of incentive. Is there anything right now in the plans or now for Piedmont?

Doug Parker: Incentive to…

Audience Question: For any other aircraft because our airplanes are starting to get a little bit old.

Doug Parker: Yeah, no, I understand. Look, we now have in the new airline more of these regional jets, of course, and smaller aircraft that we’re going to have to figure out, another issue we’re going to figure is what to do with all the airplanes we now have. What we know is we need – we’re going to need more lift that exists today than exists – so we’re actually out looking for more. But that’s all going to be based on where’s the most efficient place to put it and you know we now have American Eagle making the same sort of, gee, we’d like to have the flying, we have outsiders saying they want the flying. What’s important in the merged company is making sure we put it in the most efficient place and I just don’t think it’s with them. But right now at U.S. Airways the most efficient place is for us to add flying at Piedmont and PSA, so.

Audience Question: Correct

Doug Parker: Anyway, so we’ll see. I mean I just don’t know the answer John. So we’ll see as we put the two airlines together about what makes the most sense. And I just can’t tell you.

Doug Parker: Thank you. Alright, thank you all very much for your time. I appreciate it very much and I’ll be back in the next – in a month now that we’re back to regular meetings. So thanks a lot.

[Applause]

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This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

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